SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 878518

As at March 12, 2004

TASEKO MINES LIMITED
800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: March 12, 2004
* Print the name and title of the signing officer under his signature.
_____________________________________

Taseko Mines Limited
1020 - 800 West Pender Street
Vancouver, BC
Canada V6C 2V6
Tel 604 684-6365
Fax 604 684-8092
Toll Free 1 800 667-2114
http://www.hdgold.com

TASEKO TO ACQUIRE JOINT VENTURE INTEREST IN GIBRALTAR MINE RESTART

March 12, 2004 , Vancouver , BC - Ronald W. Thiessen, President and CEO of Taseko Mines Limited ("Taseko"), (TSX Venture: TKO; OTCBB: TKOCF) announces that Taseko has elected to exercise its purchase right to acquire all of the issued and outstanding units of the Gibraltar Reclamation Trust Limited Partnership ("GRT LP"). This acquisition is being made pursuant to the call right granted to Taseko in the financing agreements with the GRT LP announced in December 2003. It is expected that approximately 8 million Taseko common shares will be issued for consideration of $22.2 million, and at a value of Cdn$2.79 per share. The acquisition by Taseko of the GRT LP has already been approved by the necessary securities regulators and will be completed shortly. The Taseko shares to be issued will be subject to resale restrictions in Canada until May 1, 2004 and such shares have not been qualified for resale in the United States.

In December 2003, the GRT LP closed an $18.6 million financing to partially fund reclamation bonding requirements of the Gibraltar mine. Of the financing proceeds, approximately $17.1 million was contributed to a qualifying environmental trust, which permitted Gibraltar to receive the balance of reclamation deposits ($16.7 million) held by the Government of British Columbia, and released into trust to finance the restart of the Gibraltar mine. In addition, and as required, Taseko advanced $4.6 million into trust to provide additional funding for the restart of the Gibraltar mine. As part of the financing, the GRT LP entered into a joint venture arrangement with Gibraltar. Pursuant to the joint venture agreement, Gibraltar will contribute the use of its mine assets and fund the mine startup expenses with the funds described above. In particular, and as a result of this acquisition, Taseko will acquire all of the rights and obligations of the GRT LP pursuant to the Gibraltar Reclamation Trust Indenture and Joint Venture Agreement, which includes Gibraltar revenue or production share entitlements, and authority to participate in and supervise the Gibraltar mine reopening, as well as residual rights to the Gibraltar Reclamation Trust after satisfaction of all mine reclamation obligations.

Mr. Thiessen says, "The acquisition of the GRT LP will provide Taseko with 100% control of those elements necessary for a mine restart as well as operations and revenue entitlements from the Gibraltar mine. This transaction, combined with improved copper prices, will enhance returns to our shareholders."

Taseko owns substantial copper and gold resources and is well positioned to take advantage of the improving metal market conditions for copper and gold. Taseko's main assets are the Gibraltar copper mine, and the advanced stage Prosperity gold-copper and Harmony gold projects. All are located in British Columbia, Canada.

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ Ronald W. Thiessen

Ronald W. Thiessen
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission.